November 24, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director Brian Soares, Staff Attorney Brian Cascio, Accounting Branch Chief Li Xiao, Staff Accountant

Re:	Impinj, Inc. Confidential Draft No. 2 – Registration Statement on Form S-1 Submitted on November 9, 2015 CIK No. 0001114995

Ladies and Gentlemen:

On behalf of Impinj, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 20, 2015, relating to Confidential Draft No. 2 of the Company’s Registration Statement on Form S-1 (CIK No. 0001114995) submitted to the Commission on November 9, 2015 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Prospectus Summary

1.	Please expand your response to prior comment 4 to clarify for us whether the companies identified in the first paragraph of page 1 currently use your products.

In response to the Staff’s comment, the Company confirms that the companies identified in the first paragraph of page 1 currently use the Company’s products.

Securities and Exchange Commission

November 24, 2015

Our Opportunity, page 4

2.	We note your response to prior comment 4; however, it remains unclear how much of your current business is represented by sales to these ultimate end users as opposed to the industries of which they are a part. Please clarify your relationship with these businesses.

With respect to the Company’s relationship with the end users of the Company’s products identified on page 4, the Company would draw the Staff’s attention to the disclosures throughout the Registration Statement where the Company indicates that it sells its products and platform to end users through various channel partners. As disclosed on page 13, because the Company sells nearly all of its products through channel partners, the Company is unable to ascertain the amount of revenue that it derives from any of the particular end users described on page 4 of the Registration Statement. However, based on the Company’s relationships with end users, participation in the RAIN industry and end-user public announcements, the Company does know that each of the identified end users deploys the Company’s products. As the Company indicated in response to prior comment 4, the Company does have visibility into sales of its products on an industry basis; management estimates that over 35% of total revenue for the nine months ended September 30, 2015 was derived from end users in industries outside of retail and healthcare. In the aggregate, end users in these industries do represent a material portion of the Company’s revenue. Further, RAIN has historically been used for relatively few applications and has not been well known by laypersons. Each of the end users identified was a leading adopter of RAIN for the use cases indicated, and the Company respectfully submits that identifying the end users and use cases will materially enhance investors’ understanding of the breadth of the RAIN market.

We may face claims of intellectual property infringement …, page 23

3.	Please expand your response to prior comment 7 to address your disclosure in the third sentence of the second paragraph of this risk factor and in the last sentence of the first paragraph on page 66. Also please tell us the extent to which the licensing agreement governs your use of any patents upon which your business depends to a material extent. Refer to Item 601(b)(10)(ii)(C) of Regulation S-K.

As disclosed on pages 12, 56 and 66 of the Registration Statement, the Round Rock Research litigation served as an impediment to end-user adoption, and the Company made an economic decision to enter into the licensing arrangement to remove such impediment despite its perception of the merits of the plaintiff’s allegations. The terms of the license agreement do not have, and are not expected to have, a material impact on the Company’s results of operations; for the nine months ended September 30, 2015, the Company has paid Round Rock Research less than $6,000 pursuant to the license agreement. Further, the Company’s business is not substantially dependent on such agreement in the manner contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, the Company respectfully submits that Item 601(b)(10)(ii)(C) of Regulation S-K, which relates to contracts relating to the acquisition or sale of property, plant or equipment for consideration exceeding 15% of the fixed assets of a registrant on a consolidated basis, is not relevant to the Round Rock Research license agreement.

Securities and Exchange Commission

November 24, 2015

Please direct any questions regarding the Company’s responses to me at (206) 883-2524 or mnordtvedt@wsgr.com or Patrick J. Schultheis at (206) 883-2501 or pschultheis@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:

Chris Diorio

Evan Fein

Yukio Morikubo

Impinj, Inc.

Patrick J. Schultheis

Jeana S. Kim

Wilson Sonsini Goodrich & Rosati P.C.

Jeffrey Vetter

James Evans

Ran Ben-Tzur

Fenwick & West LLP

Stephen Sommerville

PricewaterhouseCoopers LLP